UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Swiftmerge Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G63836129

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G63836129

1	NAMES OF REPORTING PERSONS Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,968,107
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,968,107

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,968,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN, IA

(1)

Based on 22,500,000 Class A Ordinary Shares of the Issuer outstanding as of November 8, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. G63836129

1	NAMES OF REPORTING PERSONS Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,968,107
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,968,107

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,968,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based on 22,500,000 Class A Ordinary Shares of the Issuer outstanding as of November 8, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. G63836129

1	NAMES OF REPORTING PERSONS Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,968,107
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,968,107

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,968,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Based on 22,500,000 Class A Ordinary Shares of the Issuer outstanding as of November 8, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

Item 1(a)	Name of Issuer:

Swiftmerge Acquisition Corp. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4318 Forman Avenue

Toluca Lake, CA 91602

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by

(i)	Antara Capital LP (“Antara Capital”)

(ii)	Antara Capital GP LLC (“Antara GP”)

(iii)	Himanshu Gulati (“Mr. Gulati”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is:

55 Hudson Yards, 47th Floor, Suite C

New York, NY 10001

Item 2(c)	Citizenship:

(i)	Antara Capital is a Delaware limited partnership

(ii)	Antara GP is a Delaware limited liability company

(iii)	Mr. Gulati is an individual and is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”)

Item 2(e)	CUSIP Number:

G63836129

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

Antara Capital Total Return SPAC Master Fund LP (“SPAC Master Fund”) directly holds 1,968,107 Class A Ordinary Shares underlying Units.

The Reporting Persons in the aggregate beneficially own approximately 8.7% of the Class A Ordinary Shares outstanding, based on 22,500,000 Class A Ordinary Shares of the Issuer outstanding as of November 8, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

Antara GP is the general partner of Antara Capital. Antara Capital is the investment manager of the SPAC Master Fund. Mr. Gulati is the sole member of Antara GP. Antara Capital, Antara GP and Mr. Gulati may be deemed to beneficially own the securities of the Issuer held directly by SPAC Master Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Class A Ordinary Shares underlying Units beneficially owned by the Reporting Persons are directly held by SPAC Master Fund, for which Antara Capital LP serves as investment manager.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

ANTARA CAPITAL LP

By:	Antara Capital GP LLC,
its general partner

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati, an individual